EXHIBITS 99.1

News Release

SUPERCOM LTD. PRICES PUBLIC OFFERING OF
3 MILLION ORDINARY SHARES

Herzliya, Israel, December 18, 2013 – SuperCom Ltd. (NASDAQ: SPCB), a leading provider of e-ID, Security, HealthCare, Homecare, and Electronic Monitoring Solutions,  today announced the pricing of its public offering of 3,000,000 ordinary shares at a price of $4.00 per share. The gross proceeds to SuperCom from the offering are expected to be $12,000,000 before underwriting discounts and commissions and other offering expenses. SuperCom has granted the underwriters a 45-day option to purchase up to 450,000 additional ordinary shares from SuperCom to cover over-allotments, if any. The offering is expected to close on or about December 24, 2013, subject to customary closing conditions.

Aegis Capital Corp. is acting as the sole book-running manager of the offering and as representative of the underwriters.

Feltl and Company is acting as a co-manager of the offering.

A registration statement relating to these securities was declared effective by the Securities and Exchange Commission on December 18, 2013.

This offering was made only by means of a prospectus. Copies of the prospectus relating to this offering may be obtained by Aegis Capital Corp., Prospectus Department, 810 Seventh Avenue, 18th Floor, New York, NY 10019, telephone: 212-813-1010, e-mail: prospectus@aegiscap.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About SuperCom
Since 1988, SuperCom has been a leading global provider of traditional and digital identity solutions, providing advanced safety, identification and security solutions to governments and organizations, both private and public, throughout the world.. SuperCom offers a unique all-in-one field-proven RFID & mobile technology and product suite, accompanied by advanced complementary services for various industries including healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, livestock monitoring, and building and access automation. SuperCom website is www.supercom.com, the content of which is not part of this press release.

 Forward Looking Statements
This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Because such statements deal with future events and are based on SuperCom’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SuperCom could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our public offering and its anticipated closing date. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in  SuperCom’s registration statement on Form F-1 filed with the Securities and Exchange Commission (“SEC”) and in subsequent filings with the SEC. Except as otherwise required by law, SuperCom disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

SuperCom Company Contact:
Doron Ilan, CFO
Tel: 972-9-889-0800
doroni@supercom.com

SuperCom Investor Relations Contacts: Ehud Helft & Kenny Green CCG Investor Relations Tel: 1 646 201 9246 supercom@ccgisrael.com	SuperCom Media Relations Contact: Matthew Krieger CCG Public Relations Tel: 1 914 768 4219 matthew@ccgisrael.com